PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 23RD CONSECUTIVE PROFITABLE QUARTER

MONTREAL, September 23, 2003 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the third quarter ended August 30, 2003. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	August 30, 2003	August 31, 2002	Change
	(13 weeks)	(14 weeks)

Net sales	$123,219	$126,503	($3,284)	-2.6%
Gross margin	19.8%	26.3%	-6.5%	-24.7%
Net income	$2,112	$6,304	($4,192)	-66.5%
Net income per share	$0.22	$0.65	($0.43)	-66.2%
Tons sold	213,259	223,540	(10,281)	-4.6%
Tons processed	164,945	183,003	(18,058)	-9.9%
	378,204	406,543	(28,339)	-7.0%

	NINE MONTHS ENDED
	August 30, 2003	August 31, 2002	Change
	(39 weeks)	(40 weeks)

Net sales	$366,234	$343,621	$22,613	6.6%
Gross margin	19.8%	24.6%	-4.8%	-19.5%
Net income	$5,608	$12,853	($7,245)	-56.4%
Net income per share	$0.58	$1.33	($0.75)	-56.4%
Tons sold	632,237	657,159	(24,922)	-3.8%
Tons processed	577,730	513,040	64,690	12.6%
	1,209,967	1,170,199	39,768	3.4%

THIRD QUARTER RESULTS

Sales for the third quarter decreased by $3.3 million, or 2.6%, to $123.1 million from $126.5 million for the same period in 2002.

Sales for the nine months ended August 30, 2003 increased by $22.6 million, or 6.6%, to $366.2 million from $343.6 million for the same period in 2002.

Tons sold and processed in the third quarter of 2003 decreased by 28,339 tons, or 7.0%, to 378,204 tons from 406,543 tons in the third quarter of 2002.

Tons sold and processed for the nine months ended August 30, 2003 increased by 39,768 tons, or 3.4%, to 1,209,967 tons from 1,170,199 tons for the same period in 2002.

The gross margin for the third quarter 2003 decreased to 19.8% from 26.3% for the same period in 2002.

The gross margin for the nine months ended August 30, 2003 decreased to 19.8% from 24.6% for the same period in 2002.

Net income for the third quarter decreased by $4.2 million, or 67.1%, to $2.1 million, or $0.22 per share, versus $6.3 million, or $0.65 per share, for the same period in 2002.

Net income for the nine months ended August 30, 2003 decreased by $7.2 million, or 56.4%, to $5.6 million, or $0.58 per share, versus $12.9 million, or $1.33 per share for the first nine months of 2002.

OPERATIONS

While demand strengthened toward the end of the third quarter, margin pressure in June and July impacted operating results as the Company worked through higher cost inventories.

Gross margins rose to 19.8% in the third quarter from 19.3% in the second quarter, signaling that the downward trend in gross margins has been reversed.

OUTLOOK

Flat rolled steel prices have increased and steel mills are currently reporting longer lead times. We believe that demand will remain stable throughout the fourth quarter while gross margins should continue to improve.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with thirteen operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.

Conference call: Wednesday September 24, 2003 at 9:30 am. Please call 514-368-6455 for details.